UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

(Check One): [X]Form 10-K [ ]Form 20-F [ ]Form 1l-K [ ]Form 10-Q [ ]Form N-SAR For Period Ended: September 30, 1996

[ ]  Transition  Report on Form 10-K                   SEC FILE NUMBER
[ ]  Transition  Report on Form 20-F                        1-5270
[ ]  Transition  Report on Form 11-K
[ ]  Transition  Report on Form 10-Q                     CUSIP NUMBER
[ ]  Transition  Report on Form N-SAR                     833964 10 9
For the Transition Period Ended:


  Read Instruction {on back page) Before Preparing Form. Please Print or Type.
    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


                         PART I - REGISTRANT INFORMATION

                              SOFTNET SYSTEMS, INC.
                             ----------------------
                             Full Name of Registrant


                             ----------------------
                            Former Name if Applicable

                                717 Forest Avenue
                               -------------------
           Address of Principal Executive Office (Street and Number)

                              Lake Forest, IL 60045
                             ----------------------
                            City, State and Zip Code


PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

                            (a)  The reasons  described in reasonable  detail in
                                 Part III of this form could not be eliminated without unreasonable effort or expense;
                            (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth
           [X]                   calendar day following the prescribed due date;
                                 or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
                            (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)

Subsequent to September 30, 1996, the Company has experienced significant turnover in its accounting department. This turnover has placed a strain on the Company's ability to prepare the Company's financial statements for its last fiscal year and thereby has caused delays in the preparation of its financial statements. Moreover, preparation of the Company's financial statements for fiscal 1996 has been unusually time consuming because of numerous transactions that the Company entered into in fiscal 1996 (which have been reported in the appropriate Form 10-Qs in that year). In addition, the Company is in the process of finalizing negotiations with a third party that could have a material impact on the Company's year end results of operations. Because of the significant turnover on the Company's accounting department and in order to properly reflect the effect of certain transactions in its financial statements and the negotiations with a third party described above, the Company is unable to timely file its Form 10-K for the year ended September 30, 1996.



PART IV--OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

              Martin A. Koehler             847            266-8150
            ---------------------           ---            --------
                   (Name)               (Area Code)    (Telephone Number)


(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports) been filed? If answer is no, identify report(s).
                                 [ X] Yes [ ] No


(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                 [ X] Yes [ ] No

         If  so,  attach  an  explanation  of  the  anticipated   change,   both
         narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                             See attached statement.



                              SOFTNET SYSTEMS, INC.
                              ---------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date:  December 30, 1996       By:   /s/ Martin A. Koehler
       -----------------             ---------------------
                                     Martin A. Koehler
                                     Vice President - Finance &
                                     Chief Financial Officer


INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION
   Intentional misstatements or omissions of fact constitute Federal Criminal
                        Violations (See 18 U.S.C. 1001).

The Company expects to report a significantly lower loss from operations for the fiscal year ended September 30, 1996 as compared to the fiscal year ended September 30, 1995, principally as a result of a one-time $5.0 million charge for the write-off of acquired in-process unproved technology included in fiscal 1995 results of operations.